Filed pursuant to Rule 424(b)(3)
Registration No. 333-259679
PROSPECTUS SUPPLEMENT NO. 6
(to Prospectus dated May 12, 2022)

BENSON HILL, INC.

Primary Offering of
6,553,454 Shares of Common Stock Issuable Upon Exercise of Warrants
Secondary Offering of
29,053,454 Shares of Common Stock
6,553,454 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to Form S-1 (No. 333-259679, as originally declared effective by the Securities and Exchange Commission (the “SEC”) on October 4, 2021) filed with the SEC on May 5, 2022 and declared effective by the SEC on May 10, 2022. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 2.03 of our Current Report on Form 8-K filed with the SEC on November 10, 2022 (the “Current Report”). Accordingly, we have attached the pertinent item from the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) (the “Selling Securityholders”) of (i) up to 29,053,454 shares of our common stock, par value $0.0001 per share (the “Common Stock”), including (a) 6,553,454 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants (as defined below) and (b) 22,500,000 shares of Common Stock, which were issued to certain of the Selling Securityholders in private placements pursuant to the terms of certain Subscription Agreements (as defined in the Prospectus) in connection with, and immediately prior to the consummation of, the Business Combination (as defined in the Prospectus), and (ii) up to 6,553,454 warrants to purchase shares of Common Stock (the “Private Placement Warrants”) originally issued in a private placement that closed concurrently with Star Peak Corp II’s initial public offering. The Prospectus and this prospectus supplement also relate to the issuance by us of up to 6,553,454 shares of Common Stock that are issuable upon exercise of the Private Placement Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BHIL.” On November 10, 2022, the closing price of our Common Stock was $3.14. The Private Placement Warrants are not currently expected to be listed for trading on the NYSE.

We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements as a result.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 13 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2022.

Current Report

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On November 8, 2022 (the “Amendment Date”), the Company and its directly or indirectly wholly-owned subsidiaries Benson Hill Holdings, Inc., BHB Holdings, LLC, DDB Holdings, Inc., Dakota Dry Bean Inc., Benson Hill Ingredients, LLC, Benson Hill Seeds Holding, Inc., Benson Hill Seeds, Inc., Benson Hill Fresh, LLC, J&J Produce, Inc., J&J Southern Farms, Inc., and Trophy Transport, LLC (the Company and such subsidiaries are each individually referred to as a “Borrower” and are all collectively referred to as the “Borrowers”), entered into a Second Amendment to Loan Documents (the “Second Amendment”) with Avenue Capital Management II, L.P., as administrative agent and collateral agent (the “Agent”); and Avenue Venture Opportunities Fund, L.P., Avenue Venture Opportunities Fund II, L.P., Avenue Sustainable Solutions Fund, L.P., Avenue Global Dislocation Opportunities Fund, L.P., and Avenue Global Opportunities Master Fund LP (each individually referred to as a “Lender” and all collectively as the “Lenders”). The Second Amendment amends the Loan and Security Agreement among the Borrowers, the Lenders, and the Agent entered into December 29, 2021 (as amended, restated, or supplemented from time to time, the “Loan Agreement”), which was previously filed as Exhibit  10.1 to the Current Report on Form 8-K filed on January 4, 2022, as previously amended pursuant to the Joinder and First Amendment to Loan Documents previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on July 7, 2022.

Pursuant to the Second Amendment:

•The definition of “Outstanding Shares” is changed to mean the shares of the Company’s capital stock which have been issued and are outstanding within the meaning of the Delaware General Corporation Law, as reflected on the cover of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, which is then adjusted if any shares have since been cancelled or issued.

•The definition of Market Cap Threshold 1 is changed to mean that the Company has maintained an Average Public Market Capitalization of at least $550,000,000 (instead of $650,000,000).

•The Agent confirmed achievement of Milestone 2, which requires achievement of: (i)  at least 85% of projected consolidated revenue for the nine months ending September 30, 2022; (ii) Gross Margin for the nine months ending September 30, 2022, greater than -1.50%; and (iii) Market Cap Threshold 1 during the trailing 30 days prior to September 30, 2022. Consequently, (x) the Interest-only Period is extended for an additional 12 months, such that the Interest-only Period as extended continues through December 29, 2023, and (y) the Maturity Date is extended for an additional six months, such that the Maturity Date as extended is June 29, 2025.

•The “Designated Rate” is increased by 25 basis points such that the “Designated Rate” is a variable rate of interest per annum equal to the sum of (i) the greater of (A) the Prime Rate and (B) 3.25%, plus (ii) 6.00%.

•The RML (“remaining months’ liquidity”) requirement is reduced from six months to four months, from the Amendment Date through March 31, 2023 (the “RML Relief”). During the “RML Relief Election Period” from April 1, 2023 through April 30, 2024 the Company may, at its option, terminate the RML requirement reduction and reinstate the RML requirement to six months. The Final Payment will increase by either 10 basis points or 20 basis points per month of the RML Relief Election Period that the Company does not terminate the RML Relief, depending upon whether the Company’s Average Public Market Capitalization over the prior 30 Trading Days is at least Market Cap Threshold 1 and whether the Borrowers’ unrestricted cash balance is at least $100,000,000.

•The Agent agreed to consent to and approve the Borrowers’ disposition of its Benson Hill Fresh business, if the Borrowers elect to consummate any such sale, subject to the Agent’s satisfactory review of final documentation of such a sale, and so long as (i) a binding purchase agreement is executed on or before February 14, 2023, and closes no later than July 31, 2023, and (ii) the sale generates non-escrowed cash closing proceeds, that are not otherwise subject to any contingencies, of at least a specified minimum amount (the “Minimum Sale Proceeds”) that are received on or before July 31, 2023. The cash closing proceeds from any such sale must be held in a restricted, blocked account in favor of the Agent until a date that is at least 60 days next following the date of the closing of the Benson Hill Fresh sale, and at which time the cash closing proceeds will be released to the Borrowers so long as: (i) the RML Relief has terminated or expired, and (ii) the Company’s Average Public Market Capitalization over the 30 Trading Days prior to the release date is at least Market Cap Threshold 1.

•The definition of Revolving Indebtedness was changed to mean Indebtedness in favor of other lenders, subject to a formula-based, borrowing base calculation comprised of cash, accounts receivable and inventory, not including the BHO Indebtedness, not to exceed the aggregate principal amount of (i) $20,000,000 up to and including June 30, 2023, if (x) approved by the Agent, (y) the Company’s Average Public Market Capitalization over the prior 30 Trading Days is at least Market Cap Threshold 1 when measured by the date of a Borrower’s entry into the Revolving Indebtedness, and (z) Borrowers have elected to terminate the RML Relief; and (ii) $40,000,000 on or after July 1, 2023, if (x) approved by the Agent, (y) the Company’s Average Public Market Capitalization over the 30 preceding Trading Days is at least $600,000,000 when measured by the date of a Borrower’s entry into the added Revolving Indebtedness, and (z) the Borrowers have elected to terminate the RML Relief.

•The Agent earned a $1,500,000 Amendment Fee, $500,000 of which has been paid and $1,000,000 of which is payable on or before December 15, 2022.

The other material terms of the Loan Agreement remain effective as described in the Company’s Current Reports on Form 8-K filed on January 4, 2022 and July 7, 2022. The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the Loan Agreement, which was previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on January 4, 2022; the Joinder and First Amendment to Loan Documents, which was previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on July 7, 2022; and the Second Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and are incorporated herein by reference.